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May 7, 2008

VIA EDGAR

Michael Clampitt
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-0302

Re:	Home Federal Bancorp, Inc. of Louisiana
Registration Statement on Form S-1
File No. 333-149677

Dear Mr. Clampitt:

Attached for filing on behalf of Home Federal Bancorp, Inc. of Louisiana (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed by the Registrant.  The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated May 5, 2008, to Daniel R. Herndon, President and Chief Executive Officer of the Registrant.  For ease of reference, the comments of the Staff have been repeated here in bold and the responses follow.  References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the Staff.

General

1.
We note your response to our former comment 2, however, because loans purchased from Priority One Mortgage Corp make up 55.8% of your single family loans and 37.7% of your total loans, your relationship appears to be significant.  Please include the form of purchase agreement that you have used to purchase the separate loan packages.

Michael Clampitt
May 7, 2008

Filed as Exhibit 10.7 to the Registration Statement is the form of loan purchase agreement entered into by Home Federal Savings and Loan Association (“Home Federal”) and Priority One Mortgage Corporation with respect to the purchase of loans therefrom by Home Federal.

Background of the Merger: General, page 30

2.	We note your added disclosure on page 30 in response to our former comment 18; please elaborate on the specific reasons why you lowered your initial offering price for First Louisiana Bancshares.

The disclosure on page 30 of the alternate prospectus has been revised as requested.

Legality and Tax Opinions; General

3.
We note that some of your opinions continue to be issued "on the date hereof" or are based on the law "as in effect on the date of this letter;" please revise this language or represent to staff your intention to file these opinions concurrent with your request for acceleration.

Please be advised that the affected opinions will be filed by an amendment submitted concurrently with the submission of the Registrant’s acceleration request on May 9, 2008.

Exhibit 8.4: Tax Opinion of Hunton & Williams

4.	We note that your opinion continues to include language limiting the persons who can rely on it, please revise.

The opinion will be revised as requested and will be filed as part of the pre-effective amendment to the Registration Statement being filed as noted in the response to Comment No. 3.

Closing Comments

The closing comments are noted.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Michael Clampitt
May 7, 2008

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter.  Please do not hesitate to call either Eric Marion or me at the above-listed number if there are any questions on the Amendment or if we can be of assistance in any way.

As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Philip R. Bevan
Philip R. Bevan

cc:	Kate McHale
Daniel R. Herndon
Raymond A. Tiernan
Eric M. Marion